Exhibit (a)(17)
                          NOTICE OF FINANCING

                      Offer to Purchase for Cash
                All Outstanding Shares of Common Stock
                                  of
                        NEW WEST EYEWORKS, INC.
                                now at
                         $11.50 NET PER SHARE
                                  by
                         NW ACQUISITION CORP.
                       a Wholly-Owned Subsidiary
                                  of
                   NATIONAL VISION ASSOCIATES, LTD.

---------------------------------------------------------------------
|   THE FINANCING CONDITION OF THE OFFER HAS BEEN SATISFIED.  THE    |
|   EXPIRATION DATE OF THE OFFER REMAINS 12:00 MIDNIGHT ON           |
|   THURSDAY, OCTOBER 22, 1998, UNLESS EXTENDED (THE "EXPIRATION     |
|   DATE").  SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN  |
|   AT ANY TIME PRIOR TO THE EXPIRATION DATE.                        |
---------------------------------------------------------------------

     THE OFFER CONTINUES TO BE CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST 51% OF THE OUTSTANDING SHARES OF COMMON STOCK OF NEW WEST EYEWORKS, INC. AS DETERMINED IMMEDIATELY PRIOR TO THE CONSUMMATION OF THE OFFER.
                        _______________________

                               IMPORTANT
                        _______________________

To the Holders of Common Stock of New West Eyeworks, Inc.:

     NW Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of National Vision Associates, Ltd., a Georgia corporation ("Parent"), hereby notifies you that the Financing Condition of the Offer has been satisfied. Parent has consummated the private offering of $125,000,000 principal amount of 12 3/4% Senior Notes due 2005 (the "Notes"), which yielded sufficient net proceeds for Parent to fund the Purchaser's obligations pursuant to the Offer. As a result, the Purchaser expects to consummate the Offer and accept and pay for tendered Shares, promptly following the Expiration Date. Capitalized terms not defined in this Notice of Financing have the meanings assigned to them in the Offer to Purchase, dated July 20, 1998, relating to the Offer.

     The Expiration Date of the Offer remains Midnight, Eastern Time, on Thursday, October 22, 1998. As of 5:00 p.m., October 7, 1998, approximately 5,530,000 Shares (representing approximately 97% of the Shares expected to be outstanding when the Offer expires, assuming conversion of all Convertible Preferred Stock and the exercise of all Company Warrants) had been validly tendered and not withdrawn (or committed by agreement to be tendered) in the Offer. The Shares tendered or committed to be tendered include 806,563 Shares that were committed at the previous
$13 per Share Offer Price. Of such Shares, 621,429 are currently committed to be tendered at the $11.50 per Share Offer Price and the Company has agreed to use its best efforts to cause the holders of the remaining 185,134 Shares to enter into new commitment agreements at the $11.50 per Share Offer Price. These agreements are more fully described in Section 12 of the Offer to Purchase under the heading "The Commitment Agreements."

     Such total would be sufficient to satisfy the 51% Minimum Tender Condition established for the consummation of the Offer. However, holders of tendered Shares will continue to have withdrawal rights during the extended period of the offer. The closing of the Offer remains subject to customary conditions.

     As a result of the closing of the Notes offering, the condition of the Offer contained in paragraph (d)(ii) of Exhibit A of the Merger Agreement (which relates to termination or amendment of the Offer upon the occurrence of material adverse changes in the financial markets, commodities markets or major stock exchange indices in the United States) shall now apply only to any facts or circumstances occurring solely after that closing, which was effective on October 8, 1998.

     Questions and requests for assistance or for additional copies of this Extension of Expiration Date, the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its respective telephone numbers and locations listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.


NW Acquisition Corp.                                    October 9, 1998


                The Information Agent for the Offer is:

                             GEORGESON
                          & COMPANY INC.
                          ==============

                   Wall Street Plaza, 30th Floor
                           88 Pine Street
                     New York, New York  10005
            Banks and Brokers Call Collect:  (212) 440-9800
               ALL OTHERS CALL TOLL FREE:  1-800-223-2064

               The Dealer Manager for the Offer is:

                        SCHRODER & CO., INC.

                         Equitable Center
                        787 Seventh Avenue
                      New York, New York  10019
                           (212) 492-6000